Exhibit 99.1

4Q21 Earnings Release

March 17th, 2022

investors.stone.co

StoneCo Reports Fourth Quarter and Fiscal Year 2021 Results

Total Revenue and Income growth of 87% year-over-year in 4Q21 to R$1.9 billion;

Record Quarterly Net Addition of 378k Clients, reaching 1.8 million Active Clients;

MSMB Take Rate sequential increase to 1.71% in 4Q21 and 2.02% in January/22

George Town, Grand Cayman, March 17, 2022 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology and software solutions that empowers merchants to conduct commerce seamlessly across multiple channels, today reports its financial results for its fourth quarter and fiscal year ended December 31, 2021.

“Dear Shareholders,

As we report our Q4 and full-year 2021 results, I want to reflect on the last year, lessons we learned, and actions we’ve taken to refocus and position our company for continued growth and improved profitability in 2022.

2021 was an unsatisfying year for Stone.  We executed well in some areas but faced challenges in others.  We believe our market opportunity is huge and merits an aggressive approach, but we tried to do too much last year and did not execute as well as we would have liked. Our aggressive commercial approach, combined with a challenging macro environment, impacted our profitability. In credit, we ramped up our offering quickly, but did not manage it well. Our execution challenges were exacerbated by the problems of the national registry system, which we did not expect and therefore were not well-prepared for. As you know, in mid-2021 we paused our credit operations. In prepayment, our focus on growth delayed re-pricing of our solutions while interest rates in Brazil were rising sharply throughout the year.

At the same time, we continued making significant investments and expanded our operating costs. In the fourth quarter, we increased selling expenses 94% year over year to R$272 million (excluding Linx) and continued to invest in building our TON product, banking ecosystem, software solutions and enhancing our technology and customer service, which remain a key competitive advantage for Stone. I still believe this was the right strategy directionally, but given the margin impact from credit and prepayment, I think we could have managed these investments more effectively by spreading them out over a few more quarters.

As we managed all these issues at once, we were also integrating an entirely new part of our business, the Linx software unit, and dealing with the continued pandemic and macroeconomic challenges.

I want to be clear though: we will not make excuses. Yes, the market was tough, the Covid pandemic raged on, and a lot of other external forces affected us. But we lost some focus and execution precision, and as a result our performance suffered, and our profitability declined.  2021 was not our best year. Period.

Nonetheless, the underlying fundamentals of our business remain strong.

Our core business and the “growth engine” we’ve built are strong.

Despite our problems, we still produced very strong top-line growth. In the fourth quarter of 2021, we generated 87% revenue growth year over year (60% excluding Linx), which was our best performance since the third quarter of 2019. Other highlights of the year include:

(1)	We produced a record number of new client wins – We added 377,700 net new clients in the fourth quarter, a new record, gaining market share across Brazil. As a result, we reached 1.8 million payment clients, which was well above our expectations.

(2)	We accelerated our TPV growth – Our consolidated TPV (ex-Coronavoucher) grew 55% year over year during the quarter, while the TPV from our MSMBs grew 87% year over year, accelerating versus last quarter.

(3)	We executed well in the Micromerchant space – Our active base grew sharply with 743,500 net adds in the year, and we improved our unit economics at the same time. These previously overlooked and untapped entrepreneurs continue to welcome Stone as a partner, and they are helping to drive the next leg of our expansion.

(4)	We continued to expand our banking ecosystem – Banking services for small businesses in Brazil are still dominated by incumbent banks, and this represents a huge opportunity for us to offer better, simpler, and more affordable financial solutions. We now have approximately 491,500 active clients with R$2 billion in deposits from these clients who use Stone to pay their bills, make PIX transactions, make payments with their cards, among other services provided.

(5)	We generated double-digit growth in our software solutions – We have built a powerful suite of software solutions through organic development and M&A, and this part of our business generated nearly 16% revenue growth year over year (pro-forma for Linx consolidation), with the core of the software solutions growing 26%.

The core growth engine of our business remains strong. We are winning clients, taking market share and expanding our footprint to lay the foundations for future top-line and bottom-line growth.

Our outlook for 2022 is positive with strong growth and improving margins.

We learned a lot from the challenges of last year, and we have course corrected. The investments we made in our products and operations, combined with the lessons we learned and the changes we made have positioned us favorably to deliver strong growth AND improving profitability in 2022.

(1)	We will continue to grow our MSMB client base, expand our banking solutions and relaunch our credit product. These are important parts of our mission to help Brazilian entrepreneurs, and they are attractive opportunities for us.

(2)	Our software business is a resilient source of growth and offers an opportunity to strengthen our financial services strategy. Continuing to grow our software business (organically and inorganically) remains a strategic priority for us, and we see many opportunities to further penetrate financial services and digitize our merchants.

(3)	We expect margins to start improving in 1Q22. We started to adjust our pricing policies in November 2021, which should lead to improved profitability in 2022. For example, our take rate in MSMBs increased from 1.71% in 4Q21 to 2.02% in January 2022. While these price adjustments could certainly impact our net addition of clients in the first quarter of 2022, I think they will be accretive to our business. Beyond repricing, we are also becoming more efficient with costs and expense management and expect improvements as some of our businesses mature.

(4)	We have recruited new talent and reorganized the company to execute better. One of the big lessons we learned last year was that we need to enhance our management team. So, we have made some organizational and operating changes that I think will enable us to execute more effectively going forward.

(1)	We reorganized the company into two segments - Financial Services (Stone) and Software (integrating Linx and our Portfolio companies under one leadership team), to manage these business lines with greater focus and provide more operational transparency. While we will continue to create value by cross-selling and integrating our solutions, we will begin to report these business lines as separate operating segments in the first quarter of 2022.

(2)	As we announced earlier today, we have also designated new leaders to focus on each segment, as well as new leaders in key business functions, to strengthen our overall team. These changes will help us execute more effectively on our long-term goals.

While 2021 was a difficult year, we learned and grew. With a renewed focus on our core strengths, a streamlined organizational structure and a seasoned executive team, we are positioned to execute on our strategies, continue our strong growth and expand our margins in 2022.  As always, we remain committed to serving the Brazilian Entrepreneur, transforming their dreams into results. We will continue to work hard, test and experiment, and challenge the status quo to fulfill that purpose.”

– Thiago Piau, CEO

Operating and Financial Highlights for 4Q21 and 2021

CONSOLIDATED

Table 1: Main Consolidated Operating and Financial Metrics

Main Operating and Financial Metrics	4Q21	4Q20	Δ %	2021	2020	Δ %
Consolidated Operating Metrics
TPV (R$ billions)	89.0	64.4	38.2%	275.4	209.9	31.2%
TPV ex-Coronavoucher (R$ billions)	88.7	57.4	54.5%	272.0	179.2	51.8%
Total Active Payment Clients (thousands)[1]	1,766.1	774.5	128.0%	1,766.1	774.5	128.0%
Total Period Net Additions[1]	377.7	118.9	217.6%	991.6	268.5	269.4%
Active Payment Clients (ex-micromerchants) (thousands)[1]	914.1	662.2	38.0%	914.1	662.2	38.0%
Period Net Additions (ex-micromerchants) (thousands)[1]	67.2	70.5	(4.6%)	251.9	176.6	42.6%
Subscribed Software Clients ('000)[2]	199.7	125.3	59.4%	199.7	125.3	59.4%
Total Locations with Linx POS/ERP solutions	109.3	97.8	11.7%	109.3	97.8	11.7%
Consolidated Financial Metrics
Total Revenue and Income (R$ millions)	1,873.0	1,001.4	87.0%	4,823.8	3,319.8	45.3%
Adjusted Net Income (R$ millions)	33.7	357.8	(90.6%)	203.3	958.2	(78.8%)
Adjusted diluted EPS	0.13	1.16	(88.7%)	0.72	3.32	(78.4%)

•	TPV ex-Coronavoucher was R$88.7 billion in 4Q21, a growth of 54.5% year over year, reaching R$272.0 billion for the full year 2021.

•	Total Payments Active Client base reached 1.8 million, beating our 1.4 to 1.5 million guidance. Active Payment Clients excluding TON were 914,100, compared with our guidance of approximately 950,000.

•	Total subscribed software clients reached 199,700, a growth of 59.4% year over year, with total number of locations using Linx POS/ERP solutions growing 11.7% over the same period to 109,300.

•	Total Revenue and Income was R$1,873.0 million, 87.0% growth year over year or 60.0% ex-Linx. This growth is mainly a result of strong performance in the MSMB segment, as we continue to accelerate net adds and TPV addition, and despite the still on pause credit solution. Software revenue grew 8.1x year over year or 15.7% pro-forma for Linx.

•	Adjusted Net Income in 4Q21 was R$33.7 million, with a 1.8% net margin, as we reach the peak of timing mismatch between rising funding costs amid CDI increase in Brazil and our prepayment pricing policy, which we started to gradually change in November 2021. Margins are expected to improve along 2022, despite continued investment in the operation. In 2021, Adjusted Net Income was R$203.3 million.

•	Adjusted net cash from operating activities in 4Q21 was R$366.0 million and total capex was R$547.7 million. We decided to make unusually high purchases of POS in the quarter to increase our POS inventory, de-risking our 2022 growth amidst uncertainties with the supply chain and microchip components shortage. As a result, Adjusted Free Cash Flow in 4Q21 was negative R$181.7 million. We believe that advancing POS purchases was the right decision given the growth we have been producing and the reduction in POS lead time that we had, which strengthens our competitive position.

1 Active clients are calculated as clients that have transacted at least once over the preceding 90 days, except for micro-merchants, where Active Clients mean clients that have transacted with TON or Stone Mais solution at least once over the last 12 months. Does not include clients from Linx Pay.

2 Combines clients from Linx on the concept based on “CLIFORS”, which refers to a paying entity represented by 1 taxpayer’s ID regardless of number of stores, and includes unique clients of other solutions, excluding overlap of clients who use more than one solution.

FINANCIAL SERVICES

Table 2: Financial Services Operating Metrics

Main Financial Services Operating Metrics	4Q21	4Q20	Δ %	2021	2020	Δ %
TPV (R$bn)	89.0	64.4	38.2%	275.4	209.9	31.2%
MSMB	66.7	35.7	87.0%	190.3	106.1	79.4%
Key Accounts	22.3	28.7	(22.4%)	85.1	103.8	(18.1%)

TPV ex-Coronavoucher (R$bn)	88.7	57.4	54.5%	272.0	179.2	51.8%
MSMB	66.7	35.2	89.4%	190.0	104.9	81.1%
Key Accounts	22.0	22.2	(0.8%)	82.0	74.2	10.4%

Active Payments Client Base ('000)	1,766.1	774.5	128.0%	1,766.1	774.5	128.0%
MSMB	1,703.4	719.8	136.7%	1,703.4	719.8	136.7%
Key Accounts	67.4	56.4	19.5%	67.4	56.4	19.5%

Net Adds ('000)	377.7	118.9	217.6%	991.6	268.5	269.4%
MSMB	367.3	113.1	224.7%	983.6	258.1	281.1%
Key Accounts	11.3	5.9	91.4%	11.0	56.4	(80.5%)

Take Rate
MSMB	1.71%	2.09%	(0.39 p.p.)	1.54%	2.23%	(0.70 p.p.)
Key Accounts	0.82%	0.56%	0.26 p.p.	0.74%	0.67%	0.07 p.p.

MSMB Banking
Active Banking Client Base ('000)	491.5	167.7	193.1%	491.5	167.7	193.1%
Total Accounts Balance (R$mn)	1,953.3	640.3	205.0%	1,953.3	640.3	205.0%
Stone Card TPV (R$mn)	498.7	212.9	134.3%	1,427.0	468.8	204.4%
Insurance Clients ('000)	29.2	0.1	22165.6%	29.2	0.1	22165.6%

MSMB Credit
Portfolio (R$mn)	1,201.6	1,514.3	(20.7%)	1,201.6	1,514.3	(20.7%)
Credit Clients ('000)	85.4	88.9	(3.9%)	85.4	88.9	(3.9%)

a.	Strong MSMB Growth with Improving Monetization Trends

•	MSMB active payment clients reached 1,703,400, with historical record net addition of 367,300 clients in the quarter, 26.5% higher than in 3Q21. SMBs reached 851,100 clients, with net addition of 56,700, while micro-merchants added 312,200 to reach 857,200 clients.

•	MSMB TPV was R$66.7 billion, an 87.0% increase year over year, mainly a result of the strong net addition of clients. SMB TPV was R$60.8 billion, an increase of 71.8%; micro-merchants TPV was R$5.9 billion, a year over year increase of 21.4x.

•	MSMB Take Rate rose to 1.71% in 4Q21 from 1.66% in 3Q21 and has reached 2.02% in January 2022. The increase is mainly a result of pricing adjustments that started to be implemented in November 2021 to compensate for higher levels of funding costs amid CDI increase in Brazil, as well as a mix effect of strong growth in micro-merchants client base. In 4Q21, SMB’s ARPU[3] increased 9% year over year and TON’s ARPU 319% year over year.

•	After our initial repricing waves the unit economics of MSMBs have improved, with paybacks ranging from 8 to 13 months.

•	TPV per client in SMBs was 22% higher year over year while TPV per client in micro-merchants increased 2.7x over the same period. The increase in both metrics stems from our commercial focus to drive smaller SMBs to use the TON product, which better attends to their needs while driving our Hub operations to the onboarding of SMB clients with larger average TPV.

•	We continue to expand our banking ecosystem, focused on becoming the best financial operating system for Brazilian merchants:

3 SMB and TON’s ARPU include acquiring and banking solutions. Insurance products are part of our banking solution, and therefore, also included in the calculation. Credit offering is not included.

o	We have increased our banking client base while also increasing ARPU. Active Digital Banking Accounts reached 491,500, 16.3% higher quarter over quarter or 2.9x year over year. Average revenue per client (ARPU)[4] has increased 68.0% year over year. Banking ARPU includes card interchange fees, floating revenue, insurance and transactional fees. Floating revenue arises from clients’ outstanding balance with us, in which we receive CDI yield on cash.

o	Total Accounts Balance reached R$2.0 billion, 3.1x year over year. The increase in deposits from clients with us, combined with a higher CDI rate, have contributed to an increase in ARPU of our banking platform.

o	Stone Card TPV grew 20% quarter over quarter or 2.3x year over year to reach R$498.7 million.

o	Despite still in early stages, we have increased the number of insurance clients from approximately 503 in 1Q21 to 29,200[5] in 4Q21.

•	We are rebuilding our credit product. Since mid-2021, we have been implementing five major fixes in our credit product and operations:

o	We have revamped product to simplify user experience based on monthly installments paid through automatic retention using the Stone account’s cash-in;

o	We have added personal guarantees to enhance protection against bad borrowers, in a simple, self-service and frictionless process;

o	We have implemented a new origination process based on enhanced data ingestion from multiple sources, including from our Hub operations;

o	We are rebuilding systems to enhance client communication, renegotiation analysis and agreements, execution of warranties and better integration with collection partners;

o	We are implementing an improved Risk Monitoring System to effectively resume disbursements with a more robust risk management.

•	In credit, our focus in 2022 will be towards:

o	Implementing more flexible renegotiation processes to better handle non-performing clients, optimizing recovery rates and therefore the collections from such clients;

o	Integration of credit into our Hub operations;

o	Strengthening the credit team, bringing additional talents and knowledge;

o	Re-launching the working capital product;

o	Build Credit Card and Overdraft products;

o	Initially giving credit to the best clients, leveraging the strength of our business model and developing the right capital structure to gradually scale while compounding knowledge and management capabilities.

•	Legacy credit portfolio reached R$1,201.6 million in 4Q21, decreasing R$389.8 million compared with 3Q21. The decrease is mainly a result of a net positive cash flow of R$430.3 million in the quarter, partially compensated by interest accruals.

4 Banking ARPU includes insurance products.

5 In 4Q21, comprised of clients with store, life (regular or whole life) and/or health insurance products.

o	Legacy portfolio continues to perform in line with our expectations

o	Of the R$1,201.6 million portfolio in 4Q21, we have a balance of R$755.3 provisioned for bad debt and expect to collect R$446.2 million. The fair value of the credit portfolio in our balance sheet in December was R$511.2 million, given that we expect to receive back interest still to be accrued. The R$755.3 million provisioned for bad debt compares with an NPL of R$771.2 million, which implies a coverage ratio of 98%. Differently from an ongoing credit portfolio, as we phase out our legacy portfolio, the coverage ratio tends to move below 100%, stabilizing at 100% minus the recovery rate of non-performing loans.

o	In January 2022, we sold a distressed portion of our legacy portfolio to a third-party for R$12.3 million, above its fair value of R$4.8 million. As a result of the sale and the collections, our portfolio as of the end of January 2022 was R$850.0 million and had R$492.2 million of provisions for bad debt.

o	Since the inception of our credit product two and a half years ago we have disbursed R$3.4 billion to our clients. We have already received back R$3.2 billion and expect to achieve accumulated cash flow breakeven in the coming months, eventually receiving more than what we disbursed. Despite the challenges we faced, we believe that our legacy credit initiative has not only brought us valuable learnings on how to tackle the credit opportunity in Brazil, but also that it will be net cash flow positive for us.

b.	Key Accounts – Strong Growth in Platform Services with Deprioritization of Sub-Acquiring Business

•	Platform Services TPV ex-Coronavoucher increased 92.9%. Key Accounts TPV was R$22.3 billion (R$22.0 billion ex-Coronavoucher), a decrease of 22.4% year over year (-0.8% ex-Coronavoucher). This decrease is associated with the deprioritization of sub-acquirers, for which volumes decreased 28.2% excluding Coronavoucher. Platform services TPV ex-Coronavoucher increased 92.9% over the same period, driven by an increase in the number of clients and average TPV per client, and also helped by the migration of Linx Pay clients to the Stone platform.

•	Key Accounts take rate was 0.82%, higher than 0.62% in 3Q21 as a result of (i) higher CDI rates, which directly affect prepayment prices from larger clients and (ii) lower representativeness of sub-acquirers, which have lower take rates compared to platform clients.

•	We expect Key Accounts’ TPV to continue to decrease in 2022 as a result of our deprioritization of the sub-acquiring business, while platform services TPV is expected to continue to grow.

SOFTWARE

Since the closing of the Linx acquisition, we have taken an important step to integrate Linx and the portfolio of Stone’s software investments into a unified Software Division, under a single leadership (please refer to our press release “StoneCo Announces New Executive Management Appointments”). We will focus the execution of this enhanced software business along three main fronts:

1.	Core: comprises (i) our POS/ERP solutions across different retail and service verticals, which includes Linx and the portfolio of POS/ERP solutions in which we invested over time; (ii) our TEF and QR Code gateways, that enable payments and PIX integration to the POS/ERP; (iii) our reconciliation solution, which enables reconciliation of all payment methods within the POS/ERP and has already been integrated into footwear, big retail, e-commerce and car dealers’ verticals POS/ERP; and (iv) CRM. Our focus in the core will be on driving organic growth through new locations and cross-sell, as well as inorganic growth in new selected strategic verticals.

2.	Digital: comprises (i) our omnichannel platform (OMS); (ii) our e-commerce platform (Linx Commerce), (iii) engagement tools (Linx Impulse and mlabs); (iv) our Ads solution and (v) Marketplace Hub. Our focus in the digital software business will be on investing in product improvements and addressing the core client base opportunity, helping our small, mid and large retailers to digitize.

3.	Financial services: comprises the Linx sub-acquiring business, which will be discontinued. Looking ahead, this front will comprise the synergies derived from the penetration of Stone financial solutions into the software client base.

The consolidated software revenue was R$328.2 million, with year over year growth of 15.7% proforma for Linx consolidation.

•	Our Core business[6] grew revenue by 26.4% year over year, with Linx Core business growing 17.7% year over year, driven by an increase both in number of locations and average ticket, and software solutions from portfolio ex-Linx growing 82.3% year over year. In Linx, 85.7% of core revenues are recurring revenues, which are monthly subscription fees related to software usage and ongoing technical support. Also, the retention rate in Linx POS/ERP business was 98.9%.

•	Linx Digital business grew revenue by 20.0% year over year, with double digit growth in e-commerce solutions, OMS and Ads. The number of omnichannel stores reached 5,400 in 4Q21, a 91% growth year on year.

•	Linx Sub-acquiring business had a revenue decline of 52.7% year over year, mainly driven by client migration, which is a result of our decision to discontinue this business within Linx Pay’s platform and migrate it to Stone platform.

In 4Q21 we have seen an increase of our TPV penetration in Linx’s client base. TPV from Linx’s clients processed by Stone has increased 116% year over year in 4Q21 to R$5.9 billion. This was largely driven by the migration of Linx Pay volumes, but also by the cross-sell of Stone solutions in Linx client base as well as natural overlap as Stone continues to grow organically. Compared with 2Q21, the latest quarter before the closing of the deal with Linx, volumes grew 47%.

In terms of margins, our software business still has negative effects related to the maturity level of some portfolio solutions, investments in R&D, customer service and digital product improvements, as well as cloud costs and the negative margins from Linx sub-acquiring business, which is being discontinued but still has costs related to the phase-out. Looking ahead, we expect margins to ramp up as businesses mature and we gain scale while improving cost efficiency. Also, as we execute synergies from Financial Services in the Linx client base we should start to have a positive incremental contribution margin.

RECENT DEVELOPMENTS

•	In 2022 we have implemented changes to our management system and our organizational structure, consolidating the management of the company in two segments: (i) Financial Platform, which comprises our financial solutions (payments, banking, credit, insurance) both for MSMBs and Key Accounts, as well as our registry of receivables business (TAG), which is an independent standalone business with its own leadership team; and (ii) Software, which comprises Linx and Stone’s portfolio of software solutions.

•	As per our press release on March 17, 2022, we have made organizational changes in the Company, with the main highlight being the designation of leaders for each of the two segments and the hiring of additional seasoned talents to strengthen our management team.

6 Our Core Software solutions are comprised of Linx POS/ERP, bricks-and-mortar Gateway (TEF) and QR Code solutions, combined with POS/ERP solutions from our portfolio ex-Linx

•	In line with those changes, from 1Q22 onwards, we will start to report our financial results in three reportable segments: Financial Services, Software and Other Segments. We believe that this will provide more transparency to the market regarding the top and bottom-line results of each of our business fronts, helping investors better understand our performance.

2022 PRIORITIES AND STRATEGIC FOCUS

In our Financial Services business, our strategic focus reflects the steps we should take to fulfill our purpose: to be the best one-stop-shop solution for MSMBs, attending to their main financial needs and providing them the best customer service and support.

In Software, we expect to increase the productivity of Brazilian merchants through POS and ERP solutions and enable our clients to sell more through digital channels. Also, our software footprint offers an opportunity to strengthen our financial services strategy through data and platform integration. We expect to cross-sell financial services into our existing software client base as well as leverage the distribution capabilities of our Financial Services business to distribute software solutions to our SMB client base.

Our priorities for 2022 are the following:

In Financial Platform:

•	Better balance strong growth and profitability, improving margins;

•	Evolve our banking value proposition and product roadmap;

•	Re-launch and expand our credit offering, focusing on working capital loans and building credit card and overdraft credit offerings.

In Software:

•	Organic growth and margin improvements, with selective inorganic expansion in strategic verticals;

•	Focus software digital assets on enabling our existing POS/ERP bricks-and-mortar clients to become omni-channel;

•	Cross-sell Stone Financial Services, especially payments, banking and PIX solutions to our Software client base, as well as leverage our strong distribution capabilities to scale software to SMBs.

We believe that the evolution of our management structure and teams, investments in technology to evolve our multi-product strategy and our strong balance sheet and liquidity will be key enablers of the execution of our main priorities. Also, in 2022 we will increase our focus in managing costs and expenses while maintaining strong investments in the growth of the business given the strength of our business model and the opportunities we see ahead.

OUTLOOK FOR 1Q22 and 2022

The outlook below constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond StoneCo´s control. Please see “Forward-looking Statements” below. In view of these factors, we expect the following:

•	Total Revenue and Income expected to be between R$1,850 million and R$1,900 million in 1Q22, +113% to 119% growth year over year (67% to 72% proforma for Linx);

•	MSMB TPV is expected to be between R$58.5 billion and R$60.0 billion, or a growth of 79% to 83% year over year;

•	Lower pace of Net client additions in 1Q22, as a natural effect of larger initial repricing waves initiated in 4Q21;

•	Adjusted Pre-Tax Income is expected to be above R$140 million in 1Q22, compared with R$17.2 million in 4Q21;

•	In 2022, the Company will continue to invest in its growth avenues and strategic priorities, while improving margins.

Income Statement

Table 3: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mm)	4Q21	% Rev.	4Q20	% Rev.	Δ %	2021	% Rev.	2020	% Rev.	Δ %
Net revenue from transaction activities and other services	512.7	27.4%	335.2	33.5%	52.9%	1,626.9	33.7%	1,144.1	34.5%	42.2%
Net revenue from subscription services and equipment rental	408.1	21.8%	122.0	12.2%	234.7%	1,071.9	22.2%	388.0	11.7%	176.2%
Financial income	861.2	46.0%	501.0	50.0%	71.9%	1,877.7	38.9%	1,647.0	49.6%	14.0%
Other financial income	91.1	4.9%	43.2	4.3%	110.7%	247.3	5.1%	140.7	4.2%	75.8%
Total revenue and income	1,873.0	100.0%	1,001.4	100.0%	87.0%	4,823.8	100.0%	3,319.8	100.0%	45.3%
Cost of services	(646.1)	(34.5%)	(213.2)	(21.3%)	203.0%	(1,713.8)	(35.5%)	(769.9)	(23.2%)	122.6%
Administrative expenses	(214.1)	(11.4%)	(122.5)	(12.2%)	74.9%	(813.3)	(16.9%)	(392.5)	(11.8%)	107.2%
Selling expenses	(318.4)	(17.0%)	(139.9)	(14.0%)	127.7%	(1,012.5)	(21.0%)	(505.9)	(15.2%)	100.1%
Financial expenses, net	(688.2)	(36.7%)	(64.2)	(6.4%)	972.2%	(1,269.1)	(26.3%)	(339.8)	(10.2%)	273.4%
Mark-to-market on equity securities designated at FVPL	(764.2)	(40.8%)	0.0	0.0%	n.a.	(1,264.2)	(26.2%)	0.0	0.0%	n.a.
Other income (expenses), net	(51.1)	(2.7%)	(90.2)	(9.0%)	(43.4%)	(185.9)	(3.9%)	(177.1)	(5.3%)	5.0%
Loss on investment in associates	(1.2)	(0.1%)	(3.0)	(0.3%)	(59.5%)	(10.4)	(0.2%)	(6.9)	(0.2%)	50.5%
Profit before income taxes	(810.4)	(43.3%)	368.4	36.8%	n.m	(1,445.6)	(30.0%)	1,127.7	34.0%	n.m
Income tax and social contribution	8.9	0.5%	(62.3)	(6.2%)	n.m	68.2	1.4%	(290.2)	(8.7%)	n.m
Net income for the period	(801.5)	(42.8%)	306.1	30.6%	n.m	(1,377.3)	(28.6%)	837.4	25.2%	n.m

Adjusted Net Income	33.7	1.8%	357.8	35.7%	(90.6%)	203.3	4.2%	958.2	28.9%	(78.8%)

Table 4: Statement of Profit or Loss (Adjusted7)

Adjusted Statement of Profit or Loss (R$mm)	4Q21	% Rev.	4Q20	% Rev.	Δ %	2021	% Rev.	2020	% Rev.	Δ %
Net revenue from transaction activities and other services	512.7	27.4%	335.2	33.5%	52.9%	1,626.9	33.7%	1,144.1	34.5%	42.2%
Net revenue from subscription services and equipment rental	408.1	21.8%	122.0	12.2%	234.7%	1,071.9	22.2%	388.0	11.7%	176.2%
Financial income	861.2	46.0%	501.0	50.0%	71.9%	1,877.7	38.9%	1,647.0	49.6%	14.0%
Other financial income	91.1	4.9%	43.2	4.3%	110.7%	247.3	5.1%	140.7	4.2%	75.8%
Total revenue and income	1,873.0	100.0%	1,001.4	100.0%	87.0%	4,823.8	100.0%	3,319.8	100.0%	45.3%
Cost of services	(646.1)	(34.5%)	(213.2)	(21.3%)	203.0%	(1,713.8)	(35.5%)	(769.9)	(23.2%)	122.6%
Administrative expenses	(230.5)	(12.3%)	(99.3)	(9.9%)	132.2%	(644.8)	(13.4%)	(346.9)	(10.4%)	85.9%
Selling expenses	(318.4)	(17.0%)	(139.9)	(14.0%)	127.7%	(1,012.5)	(21.0%)	(505.9)	(15.2%)	100.1%
Financial expenses, net	(610.6)	(32.6%)	(61.1)	(6.1%)	899.0%	(1,128.3)	(23.4%)	(331.9)	(10.0%)	239.9%
Other income (expenses), net	(49.0)	(2.6%)	(47.5)	(4.7%)	3.3%	(118.2)	(2.4%)	(64.9)	(2.0%)	82.2%
Loss on investment in associates	(1.2)	(0.1%)	(3.0)	(0.3%)	(59.5%)	(10.4)	(0.2%)	(6.9)	(0.2%)	50.4%
Adj. Profit before income taxes	17.2	0.9%	437.4	43.7%	(96.1%)	195.7	4.1%	1,293.4	39.0%	(84.9%)
Income tax and social contribution	16.5	0.9%	(79.7)	(8.0%)	n.m	7.6	0.2%	(335.2)	(10.1%)	n.m
Adjusted Net Income	33.7	1.8%	357.8	35.7%	(90.6%)	203.3	4.2%	958.2	28.9%	(78.8%)

7 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

Total Revenue and Income

Total Revenue and Income in 4Q21 was R$1,873.0 million, an increase of 87.0% from R$1,001.4 million in 4Q20, with R$270.9 million contribution from the consolidation of Linx’s results. Excluding Linx, Total Revenue and Income was R$1,602.1 million in the period, a growth of 60.0%, mainly a result of strong growth in the MSMB segment, as we continue to accelerate net adds and TPV addition while take rate (excluding credit) increased from 1.68% in 4Q20 to 1.71% in 4Q21 as we started to adjust our commercial policy in November amid the new CDI reality and as a result of mix effect due to stronger growth in micro-merchants. Our credit solution in 4Q21 continued on hold, which led to a R$152.1 million lower credit revenue year over year. In Key Accounts, revenue grew double digits as a result of higher take rates and volumes from platform services, and despite lower volumes from sub-acquirers.

Consolidated software revenue reached R$328.2 million in the quarter, mostly explained by the consolidation of Linx, which added R$270.9 million to 4Q21 revenues. Excluding Linx, growth in software revenue was 41.2%, explained by both organic and inorganic growth of software companies. Linx on a standalone basis grew 11.5%, mostly a result of (i) 17.7% growth in Linx Core business, with strong POS/ERP recurring revenue growth of 19.1% year over year from a larger number of stores and higher average ticket and (ii) 20.0% growth in Linx Digital. Those were partially offset by a decrease of 52.7% in revenue from PinPag and sub-acquiring business, which is being migrated to Stone.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$512.7 million in 4Q21, an increase of 52.9% compared with 4Q20. Excluding Linx, which accounted for R$28.0 million in the quarter, Net Revenue from Transaction Activities and Other Services was R$484.7 million, a growth of 44.6%. This increase was mostly due to (i) 54.5% year over year consolidated TPV growth excluding Coronavoucher volumes; (ii) new revenue streams, including banking and TAG, our registry business and (iii) higher revenue from TON, including its membership fee. Those effects more than offset the decline in revenue related to Coronavoucher, the Government aid program amid the COVID-19 crisis, which decreased from R$15.1 million in 4Q20 to R$0.9 million in 4Q21.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$408.1 million in 4Q21, 234.7% higher than 4Q20, with R$238.2 million revenue coming from Linx. Excluding Linx, Net Revenue from Subscription Services and Equipment Rental increased 39.3% to R$169.9 million, primarily due to a higher SMB active client base combined with the contribution from our software and insurance solutions and partially offset by lower POS average subscription per client, which is mainly a result of additional new-client subscription exemptions.

Financial Income

Financial Income in 4Q21 was R$861.2 million, an increase of 71.9% year over year. Excluding Linx, which accounted for R$10.6 million, Financial Income was R$850.6 million, 69.8% higher despite our credit solution being temporarily out of operation and having contributed with R$152.1 million lower revenues in 4Q21 compared with 4Q20. Financial Income excluding credit and Linx, which encompasses our prepayment business as well as floating from our banking outstanding balance, grew 142.5% year over year, mostly a result of higher prepaid volumes and the effect from higher prices as we started to adjust our commercial policy in November, following CDI increases.

Revenue from our credit solution legacy portfolio (pre-July 2021) is accounted for at fair value and factors in expected delinquency and recovery rates. From July 2021 onwards, all new disbursements will be accounted for under the accrual methodology.

Other Financial Income

Other Financial Income was R$91.1 million in 4Q21. Excluding Linx, which accounted for a negative R$5.9 million, Other Financial Income was R$96.9 million compared with R$43.2 million in 4Q20. This increase was mainly due to the higher base rate in the country year over year, partially compensated by a lower average cash balance.

Costs and Expenses

Cost of Services

Cost of Services were R$646.1 million in 4Q21, 203.0% higher year over year. Excluding Linx, which contributed R$159.0 million, Cost of Services were R$487.1 million, 128.5% higher year over year. This increase was mainly due to (i) investments in TAG, which amounted to R$64.5 million in the quarter compared with R$1.5 million in 4Q20 and higher expenses with cloud; (ii) higher investments in technology, customer support and logistics; (iii) higher D&A costs, as we continue to expand our client base and (iv) higher expenses with general third-party software.

Compared with 3Q21, Cost of Services increased 22.9%, mainly because of (i) investments in TAG, which amounted to R$64.5 million in the quarter compared with R$43.4 million in 3Q21 and higher expenses with cloud in both Stone and Linx; (ii) higher investments in logistics, in line with our hub expansion, (iii) higher D&A costs, as we continue to expand our client base; (iv) higher expenses with customer support and technology teams; (v) higher investment in Linx’s customer support; (vi) higher expenses with general third-party software and (vii) higher provisions and losses, not related to our credit portfolio.

Administrative Expenses

Administrative Expenses were R$214.1 million, 74.9% higher year over year. Excluding Linx which accounted for R$66.8 million, Administrative Expenses were R$147.3 million, a 20.3% increase year over year. This increase was mainly explained by (i) higher personnel expenses and (iii) one-off fee paid to advisors relative to the Linx transaction of R$10.0 million.

Administrative Expenses in 4Q21 were 40.5% lower than in 3Q21, mainly explained by amortization of fair value adjustments on intangibles, which amounted to an expense of R$98.5 million in 3Q21 compared with a gain of R$25.1 million in 4Q21 as we approach the conclusion of the assessment from the Linx acquisition. As a result of this assessment, which is still ongoing, we reverted part of the value recognized in 3Q21, and currently, the normalized amount of amortization of fair value adjustments on intangibles related to Linx is expected to be approximately R$18 million per quarter.

Administrative Expenses in 4Q21 includes a gain of R$16.4 million that is adjusted in our Adjusted Income Statement, including a gain of R$25.1 million of amortization of fair value adjustments on intangibles, mostly related to reversion of amortization related to the Linx acquisition as we approach the conclusion of their intangibles assessment. Other one-off expenses that are adjusted in our Adjusted Net Income totaled R$8.7 million (see table 14 in Appendix for the Adjustments by P&L line). Adjusting for those effects and excluding Linx, Administrative Expenses were R$99.3 million in 4Q20, R$139.7 million in 3Q21 and R$174.9 million in 4Q21 or 9.9%, 11.6% and 10.9% as a percentage of Total Revenue and Income (ex-Linx), respectively. The year over year increase was mainly due to higher personnel expenses, higher 3rd party services in general and higher facilities expenses.

Selling Expenses

Selling Expenses were R$318.4 million in the quarter, an increase of 127.7% year over year. Excluding Linx, which accounted for R$46.6 million, Selling Expenses were R$271.8 million, an increase of 94.3% year over year. Such increase was mainly explained by (i) higher marketing investments and (ii) investments in salespeople, mostly related to hubs expansion.

Compared with 3Q21, Selling Expenses increased 3.3%, mostly due to higher personnel expenses related to investments in salespeople and the annual salary adjustment agreement, partially compensated by lower marketing investments quarter over quarter.

Financial Expenses, Net

Financial Expenses, Net were R$688.2 million, 972.2% higher compared with 4Q20. Excluding Linx, which contributed with R$17.1 million, Financial Expenses, Net were R$671.1 million or 945.5% higher than last year, mainly because of higher prepayment volumes and increased cost of funds. Higher cost of funds is a result of (i) the higher base rate in the country over the period, which increased from 1.9% in 4Q20 to 7.6% in 4Q21; (ii) a capital structure to fund the prepayment business with a higher percentage of third-party capital compared to own capital; (iii) the financial expenses related to our bond, which totaled R$66.2 million in the quarter and (iv) R$89.7 million interest expense arising from the sale of receivables in the quarter to our new R$2.2 billion FIDC (FIDC VI), which, differently from our previous FIDCs, is not consolidated in our balance sheet and, therefore, has its interest recognized immediately upfront as a true sale as opposed to being accrued over time. As we assigned longer duration receivables to this fund, the result was a higher-than-usual impact in the fourth quarter.

Compared with the previous quarter, Financial Expenses, net were 108.1% higher, mainly explained by the same factors above.

Financial Expenses include R$77.6 million that are adjusted in our Adjusted Income Statement, including R$66.2 million cost from our bond and R$11.4 million from one-off effects related to (i) restructuring expenses, (ii) earn out interests on business combinations and (iii) financial expenses from fair value adjustments on intangibles related to acquisitions (see table 14 in Appendix for the Adjustments by P&L line). Adjusting for those effects and excluding Linx, Financial Expenses, net were R$61.1 million in 4Q20, R$265.5 million in 3Q21 and R$593.5 million in 4Q21 or 6.1%, 22.0% and 37.0% as a percentage of Total Revenue and Income (ex-Linx), respectively. The year over year increase was mainly due to items (i), (ii) and (iv) from the accounting explanation above.

Mark-to-market on equity securities designated at FVPL

In 4Q21, we have recognized R$764.2 million in mark-to-market losses in our investment in Banco Inter.

Mark-to-market on equity securities designated at FVPL is fully adjusted in our Adjusted Income Statement (see table 14 in Appendix for the Adjustments by P&L line).

Other Income (Expenses), Net

Other Expenses, Net were R$51.1 million in 4Q21, 43.4% lower year over year. Excluding Linx, which accounted for R$9.8 million, Other Expenses, net were R$41.3 million or a decrease of 54.3%, mostly explained by (i) lower share-based expenses mainly related to the tax and social charges provisions in relation to the depreciation of our shares year over year and partially offset by new stock grants to employees in the period and (ii) lower donations, as in 4Q20 we donated to causes related to the COVID pandemic.

Compared with 3Q21, Other Expenses, net were R$22.0 million higher, mostly because of (i) higher provisions for POS losses; (ii) higher general contribution to social initiatives, (iii) adjustment in invested companies’ call option fair value and (v) renegotiation of earn-out contract from Hiper, a company invested by Linx.

Other Expenses, net include R$2.1 million that are adjusted in our Adjusted Income Statement, including call options and earn-outs related to acquisitions and share-based compensation expenses related to the one-time IPO grant (see table 14 in Appendix for the Adjustments by P&L line). Adjusting for those effects and excluding Linx, Other expenses, net, were R$47.5 million in 4Q20, R$26.6 million in 3Q21 and R$45.5 million in 4Q21 or 4.7%, 2.2% and 2.8% as a percentage of Total Revenue and Income, respectively. Therefore, Other Expenses, net was broadly in line year over year.

Income Tax and Social Contribution

During 4Q21, the Company recognized positive income taxes of R$8.9 million, compared with a R$62.3 million income tax and social contribution expense in the prior-year period. Excluding Linx, which contributed with a R$3.1 million expense, Income Tax and Social Contribution in 4Q21 was a positive R$12.0 million, a R$74.3 million difference compared with negative R$62.3 million in 4Q20. This difference is a result of reporting a pre-tax loss in the Income Statement, mostly a result of the investment in Banco Inter.

Income Tax and Social Contribution include R$7.6 million that are adjusted in our Adjusted Income Statement, relating to taxes from the adjusted items (see table 14 in Appendix for the Adjustments by P&L line).

EBITDA

Adjusted EBITDA was R$684.7 million in the quarter, 30.1% higher than in 4Q20. This higher figure is mainly explained by higher Total Revenue and Income, partially compensated by higher costs and expenses excluding D&A. Adjusted EBITDA Margin was 36.6% in the quarter.

Table 5: Adjusted EBITDA Reconciliation

EBITDA Bridge (R$mn)	4Q21	% Rev.	4Q20	% Rev.	Δ %	2021	% Rev.	2020	% Rev.	Δ %
Profit before income taxes	(810.4)	(43.3%)	368.4	36.8%	n.m	(1,445.6)	(30.0%)	1,127.7	34.0%	n.m
(+) Financial Expenses, Net	688.2	36.7%	64.2	6.4%	972.2%	1,269.1	26.3%	339.8	10.2%	273.4%
(-) Other Financial Income	(91.1)	(4.9%)	(43.2)	(4.3%)	110.7%	(247.3)	(5.1%)	(140.7)	(4.2%)	75.8%
(+) Depreciation and Amortization	111.6	6.0%	71.4	7.1%	56.4%	507.4	10.5%	256.3	7.7%	98.0%
EBITDA	(101.6)	(5.4%)	460.7	46.0%	n.m	83.6	1.7%	1,583.1	47.7%	(94.7%)
(+) Share-Based Compensation Expenses (a)	1.5	0.1%	50.0	5.0%	(97.0%)	66.9	1.4%	120.7	3.6%	(44.6%)
(+) Fair Value adj. of assets whose control was acquired (b)	0.0	0.0%	0.0	0.0%	n.a.	(15.8)	(0.3%)	(3.0)	(0.1%)	429.6%
(+) Mark-to-market related to the investment in Banco Inter	764.2	40.8%	0.0	0.0%	n.a.	1,264.2	26.2%	0.0	0.0%	n.a.
(+) Other Expenses (c)	20.7	1.1%	15.6	1.6%	32.6%	118.3	2.5%	30.8	0.9%	284.4%
Adjusted EBITDA	684.7	36.6%	526.3	52.6%	30.1%	1,517.2	31.5%	1,731.6	52.2%	(12.4%)

(a)	Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation.

(b)	Consists of the gain on re-measurement of our previously held equity interest in Linked (2Q20), Vhsys (2Q21) and Collact (3Q21) to fair value upon the date control was acquired.

(c)	Consists of the fair value adjustment related to associates call option, M&A and Bond expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx and Linx’s organizational restructuring.

EBITDA was negative R$101.6 million in the quarter mostly as a result of (i) the R$764.2 million pre-tax loss effect from mark-to-market from our investment in Banco Inter and (ii) the same factors above as for the explanation of Adjusted EBITDA.

Net Income (Loss) and EPS

Adjusted Net Income was R$33.7 million in 4Q21, compared with R$357.8 million of Adjusted Net Income in 4Q20. This lower Adjusted Net Income is explained by (i) the fact that we temporarily paused our credit product, which had a negative effect on pre-tax income of R$161.1 million compared to 4Q20, (ii) higher base rate (CDI) in Brazil, which increased our Financial Expenses significantly; and (iii) higher investments in the growth of our operation and new businesses compared with the fourth quarter of 2020. These investments include (i) hiring of people to our operations to improve our distribution and service to our clients; (ii) investments in the development and improvement of different financial solutions beyond payments, such as banking, credit, and more recently, insurance; (iii) investments in software solutions that are not yet in a mature stage, (iv) marketing investments to strengthen our brand and attract new clients, (v) investments in technology, (vi) R$28.1 million negative year over year impact in our pre-tax income from TAG, our registry business, among others. In addition, Linx contributed with an Adjusted net loss of R$16.9 million in the quarter. Adjusted Net Margin was 1.8% in the quarter.

Compared with 3Q21 Adjusted Net Income, which already excludes the mark-to-market effect from Banco Inter, was R$99.0 million lower, as in 4Q21 we are at the peak of the mismatch between prepayment prices and cost of funding given the new CDI reality. We started repricing clients in November and should see improvements in margins starting in 1Q22.

Net Loss in 4Q21 was R$801.5 million, compared with a Net Income of R$306.1 million in 4Q20, mostly as a result of mark-to-market effects from the investment in Banco Inter and the same factors explained above for the variation in Adjusted Net Income.

Adjusted diluted EPS for the Company was R$0.13 per share in 4Q21, compared with R$1.16 per share in 4Q20,

mostly explained by the lower Adjusted Net Income. GAAP basic EPS was a negative R$2.57 per share, compared with a positive R$1.01 in the prior-year period. This difference was mainly due to the lower Net Income, with R$830.4 million negative impact from mark-to-market and cost of funds from the investment in Banco Inter.

Table 6: Adjusted Net Income Reconciliation

Net Income Bridge (R$mm)	4Q21	% Rev.	4Q20	% Rev.	Δ %	2021	% Rev.	2020	% Rev.	Δ %
Net income for the period	(801.5)	(42.8%)	306.1	30.6%	n.m	(1,377.3)	(28.6%)	837.4	25.2%	n.m
Share-based compensation expenses (a)	1.5	0.1%	50.0	5.0%	(97.0%)	66.9	1.4%	120.7	3.6%	(44.6%)
Amortization of fair value adjustment (b)	(25.1)	(1.3%)	3.5	0.3%	n.m	89.1	1.8%	17.2	0.5%	417.1%
Gain on previously held interest in associate (c)	0.0	0.0%	0.0	0.0%	n.a.	(15.8)	(0.3%)	(3.0)	(0.1%)	429.6%
Mark-to-market and Cost of Funds from the investment in Banco Inter	830.4	44.3%	0.0	0.0%	n.a.	1,382.8	28.7%	0.0	0.0%	n.a.
Other expenses (d)	20.7	1.1%	15.6	1.6%	32.6%	118.3	2.5%	30.8	0.9%	284.4%
Tax effect on adjustments	7.6	0.4%	(17.4)	(1.7%)	n.m	(60.6)	(1.3%)	(45.0)	(1.4%)	34.8%
Adjusted net income	33.7	1.8%	357.8	35.7%	(90.6%)	203.3	4.2%	958.2	28.9%	(78.8%)

GAAP basic EPS (e)	(2.57)	n.a.	1.01	n.a.	n.m	(4.40)	n.a.	2.95	n.a.	n.m
Adjusted diluted EPS (f)	0.13	n.a.	1.16	n.a.	(88.7%)	0.72	n.a.	3.32	n.a.	(78.4%)
Basic Number of shares	308.9	n.a.	309.3	n.a.	(0.1%)	308.9	n.a.	289.3	n.a.	6.8%
Diluted Number of shares	308.9	n.a.	313.7	n.a.	(1.5%)	308.9	n.a.	293.7	n.a.	5.2%

(a) Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method.

(c) Consists of the gain on re-measurement of our previously held equity interest in Linked (2Q20), Vhsys (2Q21) and Collact (3Q21) to fair value upon the date control was acquired.

(d) Consists of the fair value adjustment related to associates call option, M&A and Bond expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx, Linx’s organizational restructuring and restructuring of debt instruments.

(e) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 22 of our Consolidated Financial Statements, December 31st, 2021.

(f) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Cash Flow

StoneCo management looks at Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Free Cash Flow, both non-IFRS metrics. These metrics include the following three adjustments to the IFRS metric of Net Cash Provided by/ (Used in) Operating Activities:

•	We exclude the positive effect of cash inflows from the sale of Accounts Receivables from Card Issuers and the negative effect from Payable to Clients that are prepaid by us;

•	We exclude the cash inflows / (outflows) from our credit operation;

•	We exclude any effect caused by changes in our digital clients’ float.

Adjusted Free Cash Flow and other non-IFRS cash flow metrics

The table below is a summarized version of our managerial view of our Net Cash Provided by (Used in) Operating Activities and Adjusted Free Cash Flow (non-IFRS metrics).

Table 7: Summarized Adjusted Free Cash Flow Reconciliation

Summarized Statement of Cash Flows (R$mm)	4Q21	4Q20	2021	2020
Net Income	(801.5)	306.1	(1,377.3)	837.4
(+/-) Non-cash items	1,040.8	(5.6)	2,562.7	153.5
Cash net income	239.3	300.5	1,185.3	991.0
(+) Adjusted working capital variations (a)	126.7	199.9	(100.8)	(213.7)
(=) Adjusted net cash provided by (used in) operating activities	366.0	500.4	1,084.5	777.2
(-) Capex (b)	(547.7)	(49.7)	(1,298.7)	(455.1)
(=) Adjusted Free Cash Flow	(181.7)	450.7	(214.1)	322.1

(-) Prepayment Cash Needs	(4,124.5)	(830.7)	(9,066.4)	(1,109.9)
(+/-) Cash inflows/ (outflows) to credit solution	430.3	(311.4)	752.3	(1,008.3)
(+/-) Adjustments to digital clients float	(14.8)	64.1	(350.4)	202.3
(=) Free Cash Flow	(3,890.7)	(627.4)	(8,878.7)	(1,593.8)

(-) M&A & other investing activities	1.4	(162.5)	(7,258.8)	(284.7)
(-) Strategic investments (short/long-term investments)	0.0	0.0	209.3	0.0
(=) Net cash provided by (used in) investing activities (ex-Capex)	1.4	(162.5)	(7,049.5)	(284.7)

(+/-) Sale of Receivables, FIDC and debt issuance /(repayment)	5,055.0	950.0	13,368.0	426.2
(+/-) Capital increase	0.0	(13.0)	0.0	7,832.6
(-) Share repurchase	0.0	(0.1)	(988.8)	(76.4)
(+/-) Other financing activities	(1.7)	(0.8)	227.2	229.0
(=) Adjusted net cash provided by (used in) financing activities	5,053.3	936.1	12,606.4	8,411.4

(=) Change in cash + short and long term investments	1,164.0	146.3	(3,321.8)	6,532.8
(+/-) Short/long term investments	292.7	90.0	5,371.0	(5,069.1)
(+) Effect from foreign exchange on cash and cash equivalents	(2.9)	18.4	(0.5)	15.0
(=) Change in cash and cash equivalents	1,453.8	254.7	2,048.7	1,478.6

(a)	Excludes the following items: (i) positive effect of cash inflows from the sale of Accounts Receivables from Card Issuers and the negative effect from Payable to Clients that are prepaid by us; (ii) the cash inflows / (outflows) from our credit operation; (iii) any effect caused by changes in the floating clients have with us in our Pagar.me digital account.

(b)	Includes purchase of property and equipment, plus purchases and development of intangibles assets.

The Company defines Adjusted Free Cash Flow8, a non-IFRS metric, as Adjusted Net Cash Provided by (Used in) Operating Activities (non-IFRS), less Purchase of Property and Equipment and Purchases and Development of Intangible “Asset” ("Capex").

In 2021, Adjusted Free Cash Flow was a negative R$214.1 million, compared to a positive R$322.1 million in 2020, a decrease of R$536.2 million. This decline is mainly a result of the following factors:

(i)	We have decided to significantly increase our Capex in 4Q21 (R$547.7 million compared with

8 Adjusted Free Cash Flow is a non-IFRS measure.

R$49.7 million in 4Q20) to make advance purchases of POS terminals, de-risking 2022 growth amid uncertainty with supply chain and microchip shortage. Such increase in investment has led to a reduction in our POS lead time for Stone of 21% in January 2022 compared with August 2021 and a reduction of 35% in the POS lead time for TON over the same period.

(ii)	We have prepaid R$230.5 million of marketing expenses in 1Q21, which was fully funded by cash received from Grupo Globo amid the flip of Grupo Globo’s ownership in our micro-merchant business TON to the StoneCo level. The prepaid marketing amount was cash neutral to Stone but as the cash received from Grupo Globo was accounted for as “Net Cash Provided by/(used in) Financing Activities”, our Adjusted Free Cash Flow metric was negatively impacted.

We believe that advancing POS purchases and prepaying marketing expenses were accretive decisions to our business, strengthening our value proposition and our ability to grow at a strong pace.

In 4Q21, Adjusted Free Cash Flow was negative R$181.7 million, compared to a positive R$450.7 million in 4Q20, a decrease of R$632.4 million. This decline is mainly a result of:

(i)	Our decision to significantly increase Capex in 4Q21 to make advance purchase of POS terminals, as mentioned above;

(ii)	Adjusted net cash provided by operating activities decreased R$134.4 million from R$500.4 million in 4Q20 to R$366.0 million in 4Q21, driven by a decrease in cash net income of R$61.2 million combined with R$73.2 million lower cash inflow from working capital.

Besides Adjusted Free Cash Flow of negative R$181.7 million, we had the following main items affecting our cash flow in 4Q21:

•	Prepayment cash needs of R$4,124.5 million;

•	Cash net inflows from credit of R$430.3 million;

•	Sale of receivables and debt issuance, net of repayments of R$5,055.0 million;

•	Other factors that consumed R$18.0 million of cash;

As a result of the factors mentioned above, our cash and equivalents plus short-term investments position has increased from R$5,287.9 million in 3Q21 to R$6,488.7 million in 4Q21.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 8 below:

Table 8: Adjusted Net Cash

Adjusted Net Cash (R$mm)	4Q21	4Q20
Cash and cash equivalents	4,495.6	2,447.0
Short-term investments	1,993.0	8,128.1
Accounts receivable from card issuers	19,286.6	16,307.2
Derivative financial instrument (b)	210.3	25.0
Adjusted Cash	25,985.6	26,907.2

Accounts payable to clients	(15,726.5)	(8,848.0)
Loans and financing (a)	(5,861.8)	(1,534.2)
Obligations to FIDC quota holders (c)	(2,227.2)	(4,134.8)
Derivative financial instrument (b)	(23.2)	(16.2)
Adjusted Debt	(23,838.7)	(14,533.3)

Adjusted Net Cash	2,146.9	12,373.9

(a)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)	Refers to economic hedge denominated in U.S. dollars.

(c)	Excludes obligations to senior quotas of FIDCs SOMA III and SOMA IV, related to our credit operation.

Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

As of December 31, 2021, the Company´s Adjusted Net Cash position was R$2,146.9 million compared with R$12,373.9 million on December 31, 2020, a decrease of R$10,227.0 million. The main factors for the decrease were the R$4.7 billion cash payment for the acquisition of Linx, R$2.5 billion investment in Banco Inter, R$1.3 billion in capex, R$988.8 million in repurchases of our own shares in the first half of 2021 and R$371.8 million in the purchase of Linx’s shares in the market.

Below, we provide more details on each line item:

•	Cash and Cash Equivalents plus Short-term Investments decreased by R$4,086.4 million, from R$10,575.0 million on December 31, 2020, to R$6,488.7 million on December 31, 2021, mostly related to the payment for the acquisition of Linx in the third quarter of 2021;

•	Loans and financing plus Obligations to FIDC quota holders (which excludes obligations to senior quota holders of FIDCs related to our credit operation) increased R$2,419.9 million from R$5,669.0 million on December 31, 2020, to R$8,088.9 million on December 31, 2021, as the company raised its USD500 million inaugural dollar bond and raised R$9.2 billion in new CCBs ("Cédula de Crédito Bancário"). At the same time, the Company amortized a significant part of its CCBs raised in 2021, as well as other debts;

•	Accounts Receivable from Card Issuers, net of Accounts Payable to Clients decreased by R$3,899.0 million, from R$7,459.1 million on December 31, 2020, to R$3,560.1 million on December 31, 2021, mainly because of lower use of debt and own capital compared with sale of receivables to commercial banks to fund our operations.

Other Information

Conference Call

Stone will discuss its 4Q21 and fiscal year 2021 financial results during a teleconference today, March 17, 2022, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Consolidated Statement of Profit or Loss

Table 9: Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	4Q21	4Q20	2021	2020
Net revenue from transaction activities and other services	512.7	335.2	1,626.9	1,144.1
Net revenue from subscription services and equipment rental	408.1	122.0	1,071.9	388.0
Financial income	861.2	501.0	1,877.7	1,647.0
Other financial income	91.1	43.2	247.3	140.7
Total revenue and income	1,873.0	1,001.4	4,823.8	3,319.8
Cost of services	(646.1)	(213.2)	(1,713.8)	(769.9)
Administrative expenses	(214.1)	(122.5)	(813.3)	(392.5)
Selling expenses	(318.4)	(139.9)	(1,012.5)	(505.9)
Financial expenses, net	(688.2)	(64.2)	(1,269.1)	(339.8)
Mark-to-market on equity securities designated at FVPL	(764.2)	0.0	(1,264.2)	0.0
Other income (expenses), net	(51.1)	(90.2)	(185.9)	(177.1)
Loss on investment in associates	(1.2)	(3.0)	(10.4)	(6.9)
Profit before income taxes	(810.4)	368.4	(1,445.6)	1,127.7
Income tax and social contribution	8.9	(62.3)	68.2	(290.2)
Net income for the period	(801.5)	306.1	(1,377.3)	837.4

Consolidated Balance Sheet Statement

Table 10: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	31-Dec-21	31-Dec-20
Assets
Current assets	29,960.2	29,274.8
Cash and cash equivalents	4,495.6	2,447.0
Short-term investments	1,993.0	8,128.1
Financial assets from banking solution	2,346.5	714.9
Accounts receivable from card issuers	19,286.6	16,307.2
Trade accounts receivable	886.1	1,415.9
Recoverable taxes	230.6	56.4
Prepaid expenses	169.6	67.7
Derivative financial instruments	219.3	43.1
Other assets	332.9	94.7

Non-current assets	12,096.6	2,473.8
Trade accounts receivable	59.6	382.1
Receivables from related parties	4.7	7.2
Deferred tax assets	431.8	138.7
Prepaid expenses	214.1	51.2
Other assets	141.7	85.6
Long-term investments	1,238.5	0.0
Investment in associates	66.5	52.0
Property and equipment	1,569.5	717.2
Intangible assets	8,370.3	1,039.9

Total Assets	42,056.8	31,748.7

Liabilities and equity
Current liabilities	22,789.8	13,380.4
Deposits from banking customers	2,201.9	900.5
Accounts payable to clients	15,723.3	8,848.0
Trade accounts payable	372.5	180.5
Loans and financing	2,578.8	1,184.7
Obligations to FIDC quota holders	1,294.8	1,960.1
Labor and social security liabilities	273.3	173.1
Taxes payable	176.5	106.8
Derivative financial instruments	23.2	16.2
Other liabilities	145.5	10.4

Non-current liabilities	5,672.5	3,376.3
Accounts payable to clients	3.2	0.0
Loans and financing	3,556.5	524.4
Obligations to FIDC quota holders	932.4	2,414.4
Deferred tax liabilities	617.4	61.1
Provision for contingencies	181.8	10.2
Labor and social security liabilities	32.7	81.3
Other liabilities	348.5	285.0

Total liabilities	28,462.3	16,756.6

Equity attributable to owners of the parent	13,512.1	14,853.5
Issued capital	0.1	0.1
Capital reserve	14,516.8	13,479.7
Treasury shares	(1,065.2)	(76.4)
Other comprehensive income	(35.8)	(5.0)
Retained earnings	96.2	1,455.0

Non-controlling interests	82.4	138.6

Total equity	13,594.4	14,992.0

Total liabilities and equity	42,056.8	31,748.7

Consolidated Statement of Cash Flows

Table 11: Consolidated Statement of Cash Flows

Cash Flow (R$mm)	4Q21	4Q20	2021	2020
Net income (loss) for the period	(801.5)	306.1	(1,377.3)	837.4

Adjustments on Net Income:
Depreciation and amortization	111.6	71.4	507.4	256.3
Deferred income tax and social contribution	(53.4)	7.0	(239.8)	73.3
Loss on investment in associates	1.2	3.0	10.4	6.9
Interest, monetary and exchange variations, net	(91.9)	(141.2)	(735.1)	(283.9)
Provision for contingencies	(0.5)	0.1	4.3	2.3
Share-based payments expense	41.2	11.7	133.2	31.5
Allowance for expected credit losses	32.6	9.2	72.0	35.6
Loss on disposal of property, equipment and intangible assets	51.9	25.6	136.1	52.7
Effect of applying hyperinflation	0.8	0.0	2.0	0.0
Loss on sale of subsidiary	0.0	0.0	12.7	0.0
Fair value adjustment in financial instruments at FVPL	927.7	34.2	2,570.4	(12.5)
Fair value adjustment in derivatives	19.6	(26.5)	105.0	(5.8)
Remeasurement of previously held interest in subsidiary acquired	0.0	0.0	(15.8)	(3.0)

Working capital adjustments:
Accounts receivable from card issuers	(570.0)	(368.6)	(2,993.4)	(2,081.9)
Receivables from related parties	1.5	2.4	1.1	8.7
Recoverable taxes	(166.9)	(10.2)	(238.1)	(18.6)
Prepaid expenses	14.3	(2.1)	(260.1)	(106.4)
Trade accounts receivable, banking solutions and other assets	282.0	(335.9)	244.2	(1,362.4)
Accounts payable to clients	397.9	362.9	4,276.3	1,379.1
Taxes payable	124.1	61.3	247.4	270.0
Labor and social security liabilities	(66.1)	22.0	(37.4)	110.0
Provision for contingencies	(2.3)	(0.1)	(10.2)	(2.2)
Trade Accounts Payable and Other Liabilities	40.5	(27.9)	40.8	31.8
Interest paid	(118.8)	(39.3)	(299.7)	(177.6)
Interest income received, net of costs	457.2	307.4	1,578.9	1,172.8
Income tax paid	(37.6)	(30.0)	(128.2)	(157.7)

Net cash provided by operating activity	595.0	242.6	3,606.9	56.5

Investing activities
Purchases of property and equipment	(472.0)	(37.4)	(1,083.0)	(372.1)
Purchases and development of intangible assets	(75.7)	(12.3)	(215.7)	(83.0)
Acquisition of subsidiary, net of cash acquired	0.0	(162.1)	(4,737.4)	(247.4)
Sale of subsidiary, net of cash disposed of	(0.0)	0.0	(0.0)	0.0
Proceeds from (acquisition of) short-term investments, net	292.7	90.0	5,371.0	(5,069.1)
Acquisition of equity securities	0.0	0.0	(2,480.0)	0.0
Disposal of short and long-term investments - equity securities	0.0	0.0	209.3	0.0
Proceeds from the disposal of non-current assets	1.4	0.6	0.1	7.1
Acquisition of interest in associates	0.0	(1.0)	(41.5)	(44.4)

Net cash used in investing activities	(253.6)	(122.2)	(2,977.2)	(5,809.0)

Financing activities
Proceeds from borrowings	5,714.9	390.0	11,700.3	3,996.8
Payment of borrowings	(4,162.8)	(50.0)	(7,252.2)	(5,381.1)
Payment to FIDC quota holders	(414.3)	(413.2)	(2,767.6)	(2,059.5)
Proceeds from FIDC quota holders	0.0	216.1	584.2	2,716.1
Payment of leases	(20.8)	(13.3)	(83.6)	(41.4)
Capital increase, net of transaction costs	0.0	(13.0)	0.0	7,832.6
Repurchase of shares	0.0	(0.1)	(988.8)	(76.4)
Acquisition of non-controlling interests	(0.4)	(0.3)	(1.3)	(1.0)
Transaction with non-controlling interests	0.0	0.0	230.5	0.0
Dividends paid to non-controlling interests	(1.3)	(0.9)	(3.0)	(0.9)
Cash proceeds from non-controlling interest	0.0	0.4	0.9	230.9

Net cash provided by financing activities	1,115.3	115.8	1,419.4	7,216.2

Effect of foreign exchange on cash and cash equivalents	(2.9)	18.4	(0.5)	15.0

Change in cash and cash equivalents	1,453.8	254.7	2,048.7	1,478.6

Cash and cash equivalents at beginning of period	3,041.9	2,192.3	2,447.0	968.3
Cash and cash equivalents at end of period	4,495.6	2,447.0	4,495.6	2,447.0

Stone and Linx Proforma Historical P&L

Table 12: Stone and Linx Proforma Historical P&L (Accounting)

Accounting P&L - Stone and Linx Proforma (R$mm)	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Net revenue from transaction activities and other services	259.2	255.6	383.5	368.3	346.4	390.3	436.7	512.7
Net revenue from subscription services and equipment rental	270.0	266.0	284.7	323.4	343.1	365.0	371.0	408.1
Financial income	361.1	328.0	462.3	504.1	372.0	43.5	607.7	861.2
Other financial income	41.6	38.8	31.9	48.6	44.5	66.9	54.3	91.1
Total revenue and income	931.9	888.3	1,162.4	1,244.4	1,106.0	865.7	1,469.6	1,873.0
Cost of services	(260.3)	(299.6)	(317.3)	(363.7)	(359.2)	(454.9)	(525.6)	(646.1)
Administrative expenses	(132.6)	(146.9)	(171.4)	(207.1)	(178.7)	(237.8)	(359.8)	(214.1)
Selling expenses	(148.8)	(155.7)	(181.1)	(183.6)	(205.9)	(269.8)	(308.2)	(318.4)
Financial expenses, net	(163.9)	(73.9)	(84.5)	(83.5)	(107.4)	(173.8)	(330.7)	(688.2)
Mark-to-market on equity securities designated at FVPL	0.0	0.0	0.0	0.0	0.0	841.2	(1,341.2)	(764.2)
Other income (expenses), net	(5.4)	(44.3)	(47.8)	(104.9)	(44.4)	(100.9)	(29.1)	(51.1)
Loss on investment in associates	(1.3)	(1.5)	(1.1)	(3.0)	(3.6)	(2.8)	(2.8)	(1.2)
Profit before income taxes	219.7	166.4	359.2	298.6	206.7	466.8	(1,427.8)	(810.4)
Income tax and social contribution	(70.2)	(40.0)	(117.9)	(58.4)	(55.3)	(48.0)	167.6	8.9
Net income for the period	149.6	126.4	241.2	240.2	151.4	418.8	(1,260.2)	(801.5)

Adjusted Net Income	159.8	160.9	298.2	352.9	182.7	(153.7)	132.7	33.7

Table 13: Stone and Linx Proforma Historical P&L (Adjusted9)

Adjusted P&L - Stone and Linx Proforma (R$mm)	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Net revenue from transaction activities and other services	259.2	255.6	383.5	368.3	346.4	390.3	436.7	512.7
Net revenue from subscription services and equipment rental	270.0	266.0	284.7	323.4	343.1	365.0	371.0	408.1
Financial income	361.1	328.0	462.3	504.1	372.0	43.5	607.7	861.2
Other financial income	41.6	38.8	31.9	48.6	44.5	66.9	54.3	91.1
Total revenue and income	931.9	888.3	1,162.4	1,244.4	1,106.0	865.7	1,469.6	1,873.0
Cost of services	(259.9)	(300.0)	(318.5)	(329.0)	(366.6)	(436.3)	(525.6)	(646.1)
Administrative expenses	(120.5)	(136.3)	(135.9)	(162.7)	(159.3)	(175.2)	(193.8)	(230.5)
Selling expenses	(148.7)	(155.8)	(181.1)	(183.6)	(205.9)	(269.8)	(308.2)	(318.4)
Financial expenses, net	(163.9)	(73.9)	(79.7)	(80.4)	(103.2)	(164.6)	(281.0)	(610.6)
Mark-to-market on equity securities designated at FVPL	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other income (expenses), net	(3.3)	(3.8)	(12.9)	(52.6)	(17.6)	(23.2)	(29.6)	(49.0)
Loss on investment in associates	(1.3)	(1.5)	(1.1)	(3.0)	(3.6)	(2.8)	(2.8)	(1.2)
Adj. Profit before income taxes	234.3	217.0	433.2	433.1	249.8	(206.2)	128.7	17.2
Income tax and social contribution	(74.5)	(56.1)	(135.0)	(80.2)	(67.1)	52.5	4.0	16.5
Adj. Net income for the period	159.8	160.9	298.2	352.9	182.7	(153.7)	132.7	33.7

9 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

Adjustments to Net Income by P&L Line

Table 14: Adjustments to Net Income by P&L Line

Adjustments to Net Income by P&L line	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Cost of services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	3.4	3.4	15.5	23.2	9.3	9.7	166.0	(16.4)
Selling expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial expenses, net	(0.0)	0.0	4.8	3.1	4.2	9.2	49.8	77.6
Mark-to-market on equity securities designated at FVPL	0.0	0.0	0.0	0.0	0.0	(841.2)	1,341.2	764.2
Other operating income (expense), net	2.1	36.6	30.8	42.8	24.2	42.0	(0.5)	2.1
Gain (loss) on investment in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Profit before income taxes	5.5	40.0	51.2	69.0	37.6	(780.3)	1,556.4	827.5
Income tax and social contribution	(1.8)	(13.3)	(12.5)	(17.4)	(8.5)	103.8	(163.6)	7.6
Net income for the period	3.6	26.7	38.8	51.7	29.1	(676.5)	1,392.9	835.1

Glossary of Terms

•	“Active Payment Clients (ex-micro-merchants)”: refers to SMBs (online and offline) and Key Accounts clients. Does not include micro-merchants. Considers clients that have transacted at least once over the preceding 90 days.

•	“MSMB Active Payments Client Base”: refers to SMBs (online and offline), and micro-merchants. Considers clients that have transacted at least once over the preceding 90 days, except for micro-merchants active clients which consider clients that have transacted once in the preceding 12 months.

•	“Total Active Payment Clients”: refers to SMBs (online and offline), micro-merchants and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for micro-merchants active clients which consider clients that have transacted once in the preceding 12 months.

•	“Banking”: refers to our digital bank solution and includes insurance products.

•	“Coronavoucher”: government financial aid program created amid COVID, targeting the most vulnerable part of the population as autonomous and informal workers and people without income.

•	“Financial Services”: refers to our payments, banking and credit operations to both MSMBs (online and offline) and/or Key Accounts, in addition to any other financial services solution that we may offer to those clients.

•	“Integrated Financial Platform”: integrated financial platform including our acquiring, banking and credit solutions in a single interface.

•	“Omni OMS”: our OMS solution offers multi-channel purchasing processes that integrate stores, franchisees, and distribution centers, thereby providing a single channel for retailers.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. We breakdown Key Accounts into sub-acquirer clients and platform clients.

•	“MSMBs”: the combination of SMBs and micro-merchant clients.

•	“Software”: refers to our software ecosystem with solutions in different verticals for all sizes of clients. Includes Linx, unless otherwise noted.

•	“Take Rate”: Total Revenue and Income minus Other Financial Income, divided by TPV.

•	“Take Rate (MSMB)”: Sum of revenues from financial services solutions offered to MSMBs, excluding TON’s membership fee, divided by MSMB TPV.

•	“Take Rate (Key Accounts)”: Revenues from financial services solutions offered to Key Account clients, divided by Key Accounts TPV.

•	“Total Account Balance”: accounts balance from our SMBs (online and offline) and micro-merchants in their stone accounts.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo. Does not include volumes from Linx Pay.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors. In particular, due to the high level of uncertainty with respect to the duration and scope of the COVID-19 crisis, the quantification of impacts on our financial and operating results cannot be reasonably estimated at this time.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash Provided by / (Used in) Operating Activities, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin, EBITDA and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash Provided by/ (Used in) Operating Activities, in order to provide an additional view of cash flow from operations without the effect of funding decisions related to our financial solutions. Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For example, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers, and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations.